

Suite 2300, 1177 W. Hastings St.
Vancouver, British Columbia
CANADA V6E 2K3
TSX: KOR OTCQX: CORVF

Tel: (604) 638-3246
Fax: (604) 408-7499
info@corvusgold.com
www.corvusgold.com

NR16-03   **January 26, 2016**

Corvus Gold Announces Latest Exploration Results from Three New Target Areas on its North Bullfrog Project, NV

Highlights Include:

- **Savage Target: 3.1m @ 2.1 g/t Gold & 178 g/t Silver**
- **Rhyolite Zone: 6.1m @ 1.9 g/t Gold & 10 g/t Silver**
- **North YellowJacket Zone: 3.1 @ 1.25 g/t Gold & 2 g/t Silver**

Vancouver, B.C… Corvus Gold Inc. ("Corvus" or the "Company") - (TSX: KOR, OTCQX: CORVF) announces additional exploration results from its 10,260 metre 2015 exploration program which tested both new and resource expansion targets across the North Bullfrog property. These most recent results targeted the peripheral boundaries of the existing Sierra Blanca/YellowJacket deposit at Savage, along the northern extension of the YellowJacket vein system, as well as follow up drilling at the new Rhyolite zone (Table 1 and Figure 1). These results highlight the expected expansion potential in a number of areas around the main deposit and will be utilized to guide the next phase of exploration planned for this spring.

Savage Target: Three holes were drilled in the main Savage target immediately adjacent to the southern portion of the Sierra Blanca deposit. Thick oxide zones of mineralization were identified and at a depth of ~350 metres in hole NB-15-273 a higher grade (3.1m @ 2.05 g/t gold and 178 g/t silver), copper rich zone was intersected with textures indicative of a higher temperature mineral system.

In addition to copper grades up to 0.2%, the intercepts had high antimony, tellurium and arsenic numbers, suggesting a possible porphyry/intrusive association. A review of the drill chips from NB-15-274 and NB-11-95 has confirmed the presence of multiple aphanitic-fine porphyritic dacite dikes, suggesting the presence of an intrusive center at depth beneath northern Savage Valley. All three holes at Savage also returned broad zones of low grade oxide mineralization.

Rhyolite Zone: Two drill holes were completed on the Rhyolite Zone. NB-15-266 drilled near hole NB-15-267 had recovery problems through the zone and was not completed to planned depth. Although the hole experienced recovery problems it still returned encouraging grades, although not to the level of hole NB-15-267 (10.7m @ 3.47 g/t Au & 3.6 g/t Ag).

NB-15-276 was a ~30 metres step out drill hole to the northeast. This step-out hole indicates the system is narrowing to the NE with gold grade dropping off and silver grade increasing in that direction (best hit 4.6m @ 10.6 g/t silver). These results are now vectoring future exploration to the SW along the main Rhyolite trend.

North YellowJacket Zone: Four holes drilled in the North YellowJacket extension target 75 and 150 metres north of the currently defined deposit along a projected north-south splay of the vein system. Results indicate the splay is mineralized in the first fence of holes (best hit NB15-272 - 1.5m @ 1.1 g/t gold and 75 g/t silver). However the grade drops off in the last fence to the north. Results suggest the northern extension of the YellowJacket system could be displaced to the west towards Northwest Sierra Blanca, which is planned for testing in the next phase of exploration drilling this spring.

Jeffrey Pontius, CEO of Corvus states… "These initial results with new areas of significant gold mineralization around our existing deposit are very encouraging for the expansion of the deposit. As we have seen from earlier results the potential of our currently defined resource appears to be unconstrained. In particular the new higher grade Savage Valley zone and its relationship to a hotter and potentially much larger system at depth are very intriguing and bode well for the district as a whole. As we have continued to see with the 2015 exploration program the North Bullfrog District is a large Nevada gold system that we believe has tremendous potential."



Figure1. *Drill hole map showing the new Savage, Rhyolite and North YellowJacket drill holes.*

Table 1
Drill Results from Savage, Rhyolite and North YellowJacket Targets
(Reported drill intercepts are not true widths. At this time, there is insufficient data with respect to the shape of the mineralization to calculate its true orientation in space.)

Savage Target

	From (m)	To (m)	Length (m)*	Gold (g/t)	Silver (g/t)
NB-15-273	128.02	135.64	7.62	0.42	0.43
AZ 085 dip -60	144.78	175.26	30.48	0.39	0.83
	205.74	217.93	12.19	0.12	1.00
	236.22	281.94	45.72	0.19	1.54
	286.51	368.81	82.3	0.40	10.68
including	*358.14*	*361.19*	*3.05*	*2.05*	*178*
	377.95	384.05	6.1	0.13	0.80
	hole ended in mineralization				

NB-15-274	181.36	268.22	86.86	0.36	0.70
AZ 085 dip -50	339.85	377.95	38.1	0.26	0.57
	hole ended in mineralization				

NB-15-275	42.67	153.92	111.25	0.19	0.53
AZ 085 dip-50	175.26	202.69	27.43	0.21	0.86
	265.18	289.56	24.38	0.17	0.49
	298.7	307.85	9.15	0.15	0.33
	312.42	327.66	15.24	0.15	0.36
	350.52	379.48	28.96	0.13	1.20

Rhyolite Zone

	From (m)	To (m)	Length (m)*	Gold (g/t)	Silver (g/t)
NB-15-266	80.77	204.22	123.45	0.34	3.68
including	*100.58*	*102.1*	*1.52*	*1.06*	*11.0*
including	*169.16*	*175.26*	*6.1*	*1.87*	*9.62*
AZ 090 dip -50	Hole ended in mineralization				

NB-15-276	149.35	158.5	9.15	0.15	2.79
AZ 320 dip -55	208.79	216.41	7.62	0.19	1.69
	236.22	242.32	6.1	0.19	0.87

North YellowJacket Extension

	From (m)	To (m)	Length (m)*	Gold (g/t)	Silver (g/t)
NB-15-271	243.84	249.94	6.1	0.49	0.99
Azi 090 Incl -55	291.08	359.66	68.58	0.37	0.8
including	*306.32*	*307.85*	*1.52*	*1.00*	*1.59*

	From (m)	To (m)	Length (m)*	Gold (g/t)	Silver (g/t)
including	*310.9*	*312.42*	*1.52*	*1.23*	*1.70*
including	*321.56*	*324.61*	*3.05*	*1.25*	*1.88*
NB-15-272	121.92	123.44	1.52	0.24	**13.0**
AZ 085 dip -55	245.36	262.13	16.77	0.39	2.05
	269.75	281.94	12.19	0.27	10.67
including	*280.42*	*281.94*	*1.52*	*1.11*	*75.0*
	298.7	306.32	7.62	0.21	0.54
	312.42	370.33	57.91	0.27	0.76
NB-15-277			No significant results		
AZ 085 dip -55					
NB-15-278	298.7	300.23	1.52	0.37	1.21
AZ 085 dip -55	316.99	320.04	3.05	0.22	0.80
	329.18	335.28	6.1	0.15	0.34

* Mineralized thickness calculated @ 0.10 g/t Au cutoff with internal vein/stockwork intervals calculated @ 1.0 g/t Au cutoff

About the North Bullfrog Project, Nevada

Corvus controls 100% of its North Bullfrog Project, which covers approximately 72 km² in southern Nevada. The property package is made up of a number of private mineral leases of patented federal mining claims and 865 federal unpatented mining claims. The project has excellent infrastructure, being adjacent to a major highway and power corridor as well as a large water right.

The North Bullfrog project includes numerous prospective gold targets at various stages of exploration with four having NI 43-101 mineral resources (Sierra Blanca, Jolly Jane, Mayflower and YellowJacket). The project contains a measured mineral resource of 3.86 Mt at an average grade of 2.55 g/t gold and 19.70 g/t silver, containing 316.5k ounces of gold and 2,445k ounces of silver, an indicated mineral resource of 1.81 Mt at an average grade of 1.53 g/t gold, and 10.20 g/t silver, containing 89.1k ounces of gold and 593.6k ounces of silver and an inferred resource of 1.48 Mt at an average grade of 0.83 g/t gold and 4.26 g/t silver, containing 39.5k ounces of gold and 202.7k ounces of silver for oxide mill processing. The mineral resource for the mill process was defined by Whittle^{TM} optimization using all cost and recovery data and a breakeven cut-off grade of 0.52 g/t gold. In addition, the project contains a measured mineral resource of 0.3 Mt at an average grade of 0.25 g/t gold and 2.76 g/t silver, containing 2.4k ounces of gold and 26.6k ounces of silver, an indicated mineral resource of 22.86 Mt at an average grade of 0.30 g/t gold and 0.43 g/t silver, containing 220.5k ounces of gold and 316.1k ounces of silver and an inferred mineral resource of 176.3 Mt at an average grade of 0.19 g/t gold and 0.67 g/t silver, containing 1,077.4k ounces of gold and 3,799.2k ounces of silver for oxide, heap leach processing. The mineral resource for heap leach processing was defined by Whittle^{TM} optimization using all cost and recovery data and a breakeven cut-off grade of 0.15 g/t.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein. Mr. Pontius is not independent of Corvus, as he is the CEO & President and holds common shares and incentive stock options.

Carl E. Brechtel, (Nevada PE 008744 and Registered Member 353000 of SME), a qualified person as defined by National Instrument 43-101, has coordinated execution of the work outlined in this news release and has approved the disclosure herein. Mr. Brechtel is not independent of Corvus, as he is the COO and holds common shares and incentive stock options.

The work program at North Bullfrog was designed and supervised by Mark Reischman, Corvus Gold's Nevada Exploration Manager, who is responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project log and track all samples prior to sealing and shipping. Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment. All resource sample shipments are sealed and shipped to ALS Chemex in Reno, Nevada, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assaying. ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

For additional information on the North Bullfrog project, including information relating to exploration, data verification and the mineral resource estimates, see "Technical Report and Preliminary Economic Assessment for Combined Mill and Heap Leach Processing at the North Bullfrog Project, Bullfrog Mining District, NYE County, Nevada" dated June 16, 2015, which is available under Corvus Gold's SEDAR profile at www.sedar.com.

About Corvus Gold Inc.

Corvus Gold Inc. is a North American gold exploration and development company, focused on its near-term gold-silver mining project at North Bullfrog, Nevada. In addition the Company controls a number of other North American exploration properties representing a spectrum of gold, silver and copper projects. Corvus is committed to building shareholder value through new discoveries and the expansion of those discoveries to maximize share price leverage in a recovering gold and silver market.

On behalf of
Corvus Gold Inc.

(signed) *Jeffrey A. Pontius*
Jeffrey A. Pontius,
Chief Executive Officer

Contact Information: Ryan Ko

Investor Relations
Email: info@corvusgold.com
Phone: 1-844-638-3246 (toll free) or (604) 638-3246
Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the expected expansion potential, anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential to develop multiple YellowJacket style high-grade zones, the Company's belief that the parameters used in the Whittle^{TM} pit optimization process are realistic and reasonable, the potential to discover additional high grade veins or additional deposits, the potential to expand the existing estimated resource at the North Bullfrog project, the potential for any mining or production at North Bullfrog, the potential for the Company to secure or receive any royalties in the future, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's 2013 Annual Information Form and latest interim Management Discussion and Analysis filed with certain securities commissions in Canada and the Company's most recent filings with the United States Securities and Exchange Commission (the "SEC"). All of the Company's Canadian public disclosure filings in Canada may be accessed via www.sedar.com and filings with the SEC may be accessed via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the "CIM Standards") as they may be amended from time to time by the CIM.

United States investors are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7"). Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts. The term "contained ounces" is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. U.S. investors are urged to consider closely the disclosure in our latest reports and registration statements filed with the SEC. You can review and obtain

copies of these filings at http://www.sec.gov/edgar.shtml. U.S. Investors are cautioned not to assume that any defined resource will ever be converted into SEC Industry Guide 7 compliant reserves.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.